

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

> **Re: Las Vegas Railway Express, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2014**
> **Response dated January 26, 2015**
> **File No. 000-54648**

Dear Mr. Cosio-Barron:

We have reviewed your response letter dated January 26, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file a revised preliminary proxy statement on Schedule 14A that incorporates the staff's comments to date.

Proposal No. 2

Purposes and Effects of Proposal 2, page 8

2. We note your response to comment 2 of our letter dated January 15, 2015. For each convertible instrument listed, please provide the following information as of the date of issuance of that particular instrument:
    a. the number of shares of common stock outstanding;
    b. the number of shares of common stock authorized for issuance;

       c. the number of shares of common stock available for issuance; and

       d. the approximate number of shares issuable upon the conversion of the instrument.

3. We continue to believe that the information required by Item 13 of Schedule 14A is required as a result of the private placements. Please include the requested information, including pro forma results for the transactions.

<u>Security Ownership of Beneficial Owners and Management, page 15</u>

4. Please revise the table to add columns for the share amounts and percentages of beneficial ownership assuming the full conversion of the convertible instruments listed in response to comment 2 of our letter dated January 15, 2015. If any party not otherwise listed will own more than 5% of the company's common stock as a result of the conversion, please add such parties to the table.

      Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

                      Sincerely,

                      /s/ Kathryn McHale

                      Kathryn McHale
                      Senior Staff Attorney

cc: <u>Via Email</u>
       Scott Linsky
       Lucosky Brookman LLP